UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                  --------------------------------------------

                                  SCHEDULE 13D
                                (Amendment No. 2)
                    Under the Securities Exchange Act of 1934

                          DURA AUTOMOTIVE SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   26632V 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Andrew B. Mitchell
                        CEO and Chief Investment Officer
                                 Pacificor, LLC
                           740 State Street, Suite 202
                             Santa Barbara, CA 93101


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 23, 2009
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26632V 10 2

1. Name of Reporting Person:

                    Pacificor, LLC

2. Check The Appropriate Box If A Member of Group (See Instructions):

                    (a) [ ]
                    (b) [ ]

3. SEC Use Only:

4. Source of Funds:

                    OO

5. Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization

                    Delaware

                    7.       Sole Voting Power:
 Number of Shares                     0
   Beneficially
  Owned By Each     8.       Shared Voting Power:
 Reporting Person                     2,262,724
      With:
                    9.       Sole Dispositive Power:
                                      0

                    10.      Shared Dispositive Power:
                                      2,262,724

11. Aggregate Amount Beneficially Owned By Each Reporting Person:

                    2,262,724

12. Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions): [ ]

13. Percent Of Class Represented By Amount In Row (11):

                    31.3%*

14. Type of Reporting Person

                    IA

* This figure is based on 7,234,060 shares of common stock, par value $0.01 per share (the "Common Stock"), of Dura Automotive Systems, Inc. (the "Issuer") issued and outstanding as reported in the Issuer's Form 8-K filed on June 27, 2008. As more fully described in Items 5 and 6 hereof, Pacificor, LLC is also deemed to be the beneficial owner of 1,207,017 shares of Series A Redeemable Voting Manditorily Convertible Preferred Stock (the "Convertible Preferred Stock") of the Issuer. The Convertible Preferred Stock, which votes with the Common Stock (on an as converted basis), and the Common Stock beneficially owned by Pacificor, LLC constitutes 49.9% of the voting power of the Issuer in the aggregate. Item 6 hereof contains additional information on the voting and conversion rights of the Convertible Preferred Stock.

CUSIP No. 26632V 10 2

1. Name of Reporting Person:

                    Pacificor Fund LP

2. Check The Appropriate Box If A Member of Group (See Instructions):

                    (a) [ ]
                    (b) [ ]

3. SEC Use Only:

4. Source of Funds:

                    OO

5. Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization

                    Delaware

                    7.       Sole Voting Power:
 Number of Shares                     0
   Beneficially
  Owned By Each     8.       Shared Voting Power:
 Reporting Person                     401,328
      With:
                    9.       Sole Dispositive Power:
                                      0

                    10.      Shared Dispositive Power:
                                      401,328

11. Aggregate Amount Beneficially Owned By Each Reporting Person:

                    401,328

12. Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions): [ ]

13. Percent Of Class Represented By Amount In Row (11):

                    5.5%*

14. Type of Reporting Person

                    PN

* This figure is based on 7,234,060 shares of Common Stock of the Issuer issued and outstanding as reported in the Issuer's Form 8-K filed on June 27, 2008. As more fully described in Items 5 and 6 hereof, Pacificor Fund LP is also the direct owner of 164,186 shares of the Convertible Preferred Stock of the Issuer. The Convertible Preferred Stock, which votes with the Common Stock (on an as converted basis), and the Common Stock beneficially owned by Pacificor, LLC constitutes 6.9% of the voting power of the Issuer in the aggregate. Item 6 hereof contains additional information on the voting and conversion rights of the Convertible Preferred Stock.

CUSIP No. 26632V 10 2

1. Name of Reporting Person:

                    Pacificor Fund II LP

2. Check The Appropriate Box If A Member of Group (See Instructions):

                    (a) [ ]
                    (b) [ ]

3. SEC Use Only:

4. Source of Funds:

                    OO

5. Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization

                    Delaware
                    7.       Sole Voting Power:
 Number of Shares                     0
   Beneficially
  Owned By Each     8.       Shared Voting Power:
 Reporting Person                     357,724
      With:
                    9. Sole Dispositive Power:
                                      0

                    10. Shared Dispositive Power:
                                      357,724
11. Aggregate Amount Beneficially Owned By Each Reporting Person:

                    357,724

12. Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions): [ ]

13. Percent Of Class Represented By Amount In Row (11):

                    4.9%*

14.        Type of Reporting Person

                    PN

* This figure is based on 7,234,060 shares of Common Stock of the Issuer issued and outstanding as reported in the Issuer's Form 8-K filed on June 27, 2008. As more fully described in Items 5 and 6 hereof, Pacificor Fund II LP is also the direct owner of 115,474 shares of Convertible Preferred Stock of the Issuer. The Convertible Preferred Stock, which votes with the Common Stock (on an as converted basis), and the Common Stock, each owned directly by Pacificor Fund II LP, constitutes 4.9% of the voting power of the Issuer in the aggregate. Item 6 hereof contains additional information on the voting and conversion rights of the Convertible Preferred Stock.

CUSIP No. 26632V 10 2

1. Name of Reporting Person:

                    Pacificor Offshore Fund Ltd.

2. Check The Appropriate Box If A Member of Group (See Instructions):

                    (a) [ ]
                    (b) [ ]

3. SEC Use Only:

4. Source of Funds:

                    OO

5. Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization

                    Delaware

                    7.       Sole Voting Power:
 Number of Shares                     0
   Beneficially
  Owned By Each     8.       Shared Voting Power:
 Reporting Person                     410,027
      With:
                    9.       Sole Dispositive Power:
                                      0

                    10.      Shared Dispositive Power:
                                      410,027

11. Aggregate Amount Beneficially Owned By Each Reporting Person:

                    410,027

12. Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions): [ ]

13. Percent Of Class Represented By Amount In Row (11):

                    5.7%*

14. Type of Reporting Person

                    CO

* This figure is based on 7,234,060 shares of Common Stock of the Issuer issued and outstanding as reported in the Issuer's Form 8-K filed on June 27, 2008. As more fully described in Items 5 and 6 hereof, Pacificor Offshore Fund Ltd. is also the direct owner of 310,796 shares of Convertible Preferred Stock of the Issuer. The Convertible Preferred Stock, which votes with the Common Stock (on an as converted basis), and the Common Stock, each owned directly by Pacificor Offshore Fund Ltd., constitutes 12.7% of the voting power of the Issuer in the aggregate. Item 6 hereof contains additional information on the voting and conversion rights of the Convertible Preferred Stock.

CUSIP No. 26632V 10 2

1. Name of Reporting Person:

                    Andrew B. Mitchell

2. Check The Appropriate Box If A Member of Group (See Instructions):

                    (a) [ ]
                    (b) [ ]

3. SEC Use Only:

4. Source of Funds:

                    OO

5. Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization

                    United States

                    7.       Sole Voting Power:
 Number of Shares                     0
   Beneficially
  Owned By Each     8.       Shared Voting Power:
 Reporting Person                     2,262,724
      With:
                    9.       Sole Dispositive Power:
                                      0

                    10.      Shared Dispositive Power:
                                      2,262,724

11. Aggregate Amount Beneficially Owned By Each Reporting Person:

                    2,262,724

12. Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions): [ ]

13. Percent Of Class Represented By Amount In Row (11):

                    31.3%*

14. Type of Reporting Person

                    IN

* This figure is based on 7,234,060 shares of Common Stock of the Issuer issued and outstanding as reported in the Issuer's Form 8-K filed on June 27, 2008. As more fully described in Items 5 and 6 hereof, Andrew B. Mitchell is also deemed to be the beneficial owner of 1,207,017 shares of Convertible Preferred Stock of the Issuer. The Convertible Preferred Stock, which votes with the Common Stock (on an as converted basis), and the Common Stock beneficially owned by Andrew B. Mitchell constitutes 49.9% of the voting power of the Issuer in the aggregate.
Item 6 hereof contains additional information on the voting and conversion rights of the Convertible Preferred Stock.

CUSIP No. 26632V 10 2

1. Name of Reporting Person:

                    Pacificor Insurance Fund LP

2. Check The Appropriate Box If A Member of Group (See Instructions):

                    (a) [ ]
                    (b) [ ]

3. SEC Use Only:

4. Source of Funds:

                    OO

5. Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization

                    Delaware

                    7.       Sole Voting Power:
 Number of Shares                     0
   Beneficially
  Owned By Each     8.       Shared Voting Power:
 Reporting Person                     0
      With:
                    9.       Sole Dispositive Power:
                                      0

                    10.      Shared Dispositive Power:
                                      0

11. Aggregate Amount Beneficially Owned By Each Reporting Person:

                    0

12. Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions): [ ]

13. Percent Of Class Represented By Amount In Row (11):

                    0%*

14. Type of Reporting Person

                    PN

* As more fully described in Items 5 and 6 hereof, Pacificor Insurance Fund LP is the direct owner of 48,023 shares of Convertible Preferred Stock of the Issuer. The Convertible Preferred Stock, which votes with the common stock of the Issuer (on an as converted basis), constitutes 1.9% of the voting power of the Issuer in the aggregate. Item 6 hereof contains additional information on the voting and conversion rights of the Convertible Preferred Stock.

      This Amendment No. 2 amends the cover pages and the following items of the statement on Schedule 13D filed on July 8, 2008 and amended on January 5, 2009 (the "Schedule 13D"), by Pacificor, LLC and certain affiliates relating to the common stock of Dura Automotive Systems, Inc. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

      Item 2. Identity and Background.

      Item 2 is hereby amended and restated as follows:

      This Schedule 13D is being filed jointly on behalf of the following persons (each, a "Reporting Person" and collectively, the "Reporting Persons"):

      (i) Pacificor, LLC, a Delaware limited liability company ("Pacificor"),
(ii) Pacificor Insurance Fund LP, a Delaware limited partnership ("Pacificor Insurance"), (iii) Pacificor Fund LP, a Delaware limited partnership ("Pacificor Fund"), (iv) Pacificor Fund II LP, a Delaware limited partnership ("Pacificor Fund II"), (v) Pacificor Offshore Fund Ltd., a Cayman corporation ("Pacificor Offshore") and (vi) Andrew B. Mitchell, a citizen of the United States.

      The address of the principal office of each of Pacificor, Pacificor Insurance, Pacificor Fund, Pacificor Fund II and Andrew B. Mitchell is 740 State Street, Suite 202, Santa Barbara, California, 93101. The address of the principal office of Pacificor Offshore is Pacificor Offshore Fund Ltd., c/o Appleby Trust (Cayman) Limited, Clifton House, P.O. Box 1350 GT, 75 Fort Street, Grand Cayman, Cayman Islands.

      Pacificor is principally engaged in the business of investing in securities in the capacity of an investment advisor and in serving as the sole general partner and/or investment manager of certain related entities, including Pacificor Insurance, Pacificor Fund, Pacificor Fund II and Pacificor Offshore.

      The principal business of each of Pacificor Insurance, Pacificor Fund, Pacificor Fund II and Pacificor Offshore is investing in securities.

      The principal occupation of Andrew B. Mitchell is serving as the Managing Member, CEO and Chief Investment Officer of Pacificor. Mr. Mitchell is also a director of the Issuer.

      Attached as Appendix A to Item 2 is information concerning the executive officers of Pacificor and the directors of Pacificor Offshore as required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

      During the last five years, none of the Reporting Persons, and to the best of the Reporting Persons' knowledge, none of the persons listed on Appendix A to
Item 2 attached hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Item 3. Source and Amount of Funds or Other Consideration.

      Item 3 is hereby amended and supplemented by adding the following after the last paragraph thereof:

      A total of $616,376 was used to purchase the 308,188 shares of Convertible Preferred Stock from Blackport Capital Fund Ltd. The source of $334,376 of this amount was the cash of Pacificor Offshore, and the source of the remaining $282,000 of this amount was the cash of Permal High Yield Value, a Managed Account.

      Item 5. Interest in Securities of the Issuer.

      Item 5 is hereby amended and restated as follows:

      Pacificor serves as the sole general partner of Pacificor Insurance, Pacificor Fund, and Pacificor Fund II and as the investment manager of Pacificor Insurance, Pacificor Fund, Pacificor Fund II and Pacificor Offshore. Andrew B. Mitchell is the Managing Member, CEO and Chief Investment Officer of Pacificor.

      (a)-(b) The responses of the Reporting Persons to Rows (7) through (13) of the cover page of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4, and 6 hereof are incorporated herein by reference.

      The responses of each of Pacificor Insurance, Pacificor Fund, Pacificor Fund II and Pacificor Offshore (each, a "Pacificor Entity" and collectively, the "Pacificor Entities") to Rows (7) through (13) of the cover page of this
Schedule 13D include the shares of Common Stock held directly by the applicable Pacificor Entity. The responses of Pacificor and Andrew B. Mitchell to Rows (7) through (13) of the cover page of this Schedule 13D include the shares of Common Stock held directly by the Pacificor Entities, as well as 1,093,645 shares of Common Stock held in discretionary accounts of third parties which are managed by Pacificor (the "Managed Accounts"), as more fully described in Item 5(d) hereto. As of the date hereof, each of Pacificor and Andrew B. Mitchell may be deemed to be the beneficial owner of an aggregate of 2,262,724 shares of Common Stock of the Issuer due to his position as a control person or, with respect to Pacificor, investment advisor, in each case, with voting and dispository power over the shares of Common Stock held by the Pacificor Entities or in the Managed Accounts. Such shares of Common Stock constitute approximately 31.28% of the issued and outstanding shares of Common Stock of the Issuer as reported in the Issuer's Form 8-K filed on June 27, 2008.

      As of the date hereof, as a result of the consummation of the transactions contemplated by the Plan of Reorganization, Pacificor Fund owns 401,328 shares of Common Stock of the Issuer directly, representing 5.5% of the issued and outstanding shares of Common Stock of the Issuer as reported in the Issuer's Form 8-K filed on June 27, 2008.

      As of the date hereof, as a result of the consummation of the transactions contemplated by the Plan of Reorganization, Pacificor Fund II owns 357,724 shares of Common Stock of the Issuer directly, representing 4.9% of the issued and outstanding shares of Common Stock of the Issuer as reported in the Issuer's Form 8-K filed on June 27, 2008.

      As of the date hereof, as a result of the consummation of the transactions contemplated by the Plan of Reorganization, Pacificor Offshore owns 410,027 shares of Common Stock of the Issuer directly, representing 5.7% of the issued and outstanding shares of Common Stock of the Issuer as reported in the Issuer's Form 8-K filed on June 27, 2008.

      As of the date hereof, as a result of the consummation of the transactions contemplated by the Plan of Reorganization, Pacificor holds voting and dispository power over 1,093,645 shares of Common Stock of the Issuer held in the Managed Accounts, representing 15.1% of the issued and outstanding shares of Common Stock of the Issuer as reported in the Issuer's Form 8-K filed on June 27, 2008. Except as set forth in Item 5(d) hereof, none of the persons on whose behalf Pacificor manages the Managed Accounts holds more than a 5% interest in the Common Stock of the Issuer. As set forth above, Pacificor holds voting and dispository power over the shares of Common Stock held by the Pacificor Entities and in the Managed Accounts and may be deemed to be the beneficial owner of 2,262,724 shares of Common Stock in the aggregate.

      Andrew B. Mitchell, through his affiliation with Pacificor, may be deemed to be the beneficial owner of 2,262,724 shares of the Common Stock of the Issuer directly held by all of the Pacificor Entities, including the shares of Common Stock held in the Managed Accounts.

      As set forth in Item 6 hereof, the Reporting Persons beneficially own, in the aggregate, 1,207,017 shares of Series A Redeemable Voting Manditorily Convertible Preferred Stock (the "Convertible Preferred Stock") of the Issuer, of which 48,023 shares are held by Pacificor Insurance, 164,186 shares are held by Pacificor Fund, 115,474 shares are held by Pacificor Fund II, 310,796 shares are held by Pacificor Offshore and 568,538 shares are held in the Managed Accounts. As of the date hereof, each of Pacificor and Andrew B. Mitchell may be deemed to be the beneficial owner of an aggregate of 1,207,017 shares of Convertible Preferred Stock due to his position as control person or, with respect to Pacificor, investment advisor, in each case, with voting and dispository power over the shares of Convertible Preferred Stock held by the Pacificor Entities or in the Managed Accounts. Such shares of Convertible Preferred Stock, which votes with the Common Stock (on an as converted basis), and the Common Stock beneficially owned by the Reporting Persons constitute, in the aggregate, 49.9% of the voting power of the Issuer. Item 6 hereof contains additional information on the voting and conversion rights of the Convertible Preferred Stock.

      (c) On January 23, 2009, Pacificor purchased 308,188 shares of Convertible Preferred Stock from Blackport Capital Fund Ltd. ("Blackport") in a privately negotiated transaction for $2.00 per share, for a total purchase price of $616,376. On that same day, Pacificor sold 8,188 of such shares to Imperial Capital, LLC in a privately negotiated transaction for $0.002 per share, for a total amount of $16.38. Of the 300,000 net shares of Convertible Preferred Stock purchased by Pacificor, Pacificor Offshore directly holds 159,000 shares and Permal High Yield Value, a Managed Account, directly holds 141,000 shares.

      (d) Pacificor has the sole power, subject to termination rights, to dispose of or direct the disposition of the shares of Common Stock of the Issuer held in the Managed Accounts pursuant to written investment advisory agreements established between the Managed Accounts and Pacificor. Pacificor also has the sole power, subject to termination rights, to vote or direct the vote of such shares of Common Stock. The written investment advisory agreements are in most cases terminable, without penalty, by the Managed Account upon 90 days notice to Pacificor. Each of the Coca Cola Company Retirement Plan and Permal High Yield Value is a Managed Account that individually holds 5% or more of the Common Stock of the Issuer by reason of the consummation of the transactions contemplated by the Plan of Reorganization.

      (e) Not applicable.

      Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

      Item 6 is hereby amended and restated as follows:

      Series A Redeemable Voting Mandatorily Convertible Preferred Stock

      Pursuant to the Plan of Reorganization, the Issuer issued to the Reporting Persons an aggregate of 907,017 shares of Convertible Preferred Stock, 447,538 shares of which were issued to the Managed Accounts, and Pacificor subsequently purchased a net of 300,000 shares of Convertible Preferred Stock as more fully set forth in Item 5 hereof, for a total amount of 1,207,017 shares. The Certificate of Designations of the Convertible Preferred Stock (the "Certificate of Designations") is attached as an Exhibit to the Issuer's Form 8-K filed on June 27, 2008 and the following description of certain terms of the Convertible Preferred Stock is qualified in its entirety thereby.

      The Convertible Preferred Stock accrues dividends at a rate of 20% per year, which amount will be compounded semi-annually. All accumulated and unpaid dividends will be added to the initial liquidation value per share and shall continue accruing until the earlier of (i) the redemption of the shares of Convertible Preferred Stock by the Issuer, (ii) the conversion of the Convertible Preferred Stock in accordance with provisions of the Certificate of Designations and (iii) the date the Issuer otherwise acquires the Convertible Preferred Stock.

         The Issuer may elect to redeem all or any of the Convertible Preferred Stock outstanding at any time, in cash, at a price per share of Convertible Preferred Stock equal to the liquidation value of a share of Convertible Preferred Stock at such time, which amount is equal to the sum of (i) the initial liquidation value per share of Convertible Preferred Stock, (ii) accumulated dividends thereon and (iii) accrued but unpaid dividends thereon, in each case, from and including the last dividend reference date to and excluding the redemption date. If the Issuer calls for the redemption of all or any of the Convertible Preferred Stock prior to the third anniversary of the Effective Date, the holders of the affected shares of Convertible Preferred Stock are entitled to convert a specified number of those shares into Common Stock pursuant to the terms and conditions of the Certificate of Designations, which amount shall be apportioned on a pro rata basis per holder. If, prior to the third anniversary of the Effective Date, the Issuer were to redeem all of the issued and outstanding Convertible Preferred Stock and the Reporting Persons were to convert the maximum amount permissible of the shares of Convertible Preferred Stock held by each of them into Common Stock, assuming the Issuer shall not have paid any of the liquidation preference of the Convertible Preferred Stock or issued equity securities of the Issuer to management in accordance with the Plan, the Convertible Preferred Stock currently held by the Reporting Persons would, during such three-year period, convert, into a number of shares of Common Stock ranging from a minimum of 0 to a maximum of 908,152 shares of Common Stock in the aggregate, with such amounts increasing in a linear fashion from the Effective Date to the date immediately prior to the third anniversary of the Effective Date. Under the circumstances described in the preceding sentence and assuming that all holders of Convertible Preferred Stock were to elect to convert the maximum number of shares of Convertible Preferred Stock held by them, the Reporting Persons would hold from a minimum of 31.3% to a maximum of 35.2% of the issued and outstanding Common Stock in the aggregate, with such percentage increasing in a linear fashion from the Effective Date to the date immediately prior to the third anniversary of the Effective Date.

      Except as provided in the preceding paragraph, no holder of Convertible Preferred Stock may convert its shares into shares of Common Stock prior to the third anniversary of the Effective Date. On the third anniversary of the Effective Date, all shares of Convertible Preferred Stock will automatically be converted into a number of shares of Common Stock equal to 94% of the total issued and outstanding Common Stock, subject to certain downward adjustments in the event that, prior to the third anniversary of the Effective Date, the Issuer shall have redeemed shares of Convertible Preferred Stock, paid any portion of the liquidation preference of the Convertible Preferred Stock or issued equity securities of the Issuer to management in accordance with the Plan of Reorganization, in each case, as more fully set forth in the Certificate of Designations. Assuming that the Issuer shall not have paid any of the liquidation preference of the Convertible Preferred Stock, redeemed any Convertible Preferred Stock or issued any equity securities of the Issuer to management, the shares of Convertible Preferred Stock held by the Reporting Persons would automatically convert, in the aggregate, into 57,847,817 shares of Common Stock on the third anniversary of the Effective Date. Under the circumstances described in the preceding sentence, on the third anniversary of the Effective Date the Reporting Persons would hold, in the aggregate, 49.9% of the issued and outstanding Common Stock.

      The Convertible Preferred Stock will have equal voting rights and will vote together as a single class with the Common Stock and any other class of preferred stock so entitled to vote with the Common Stock on an as-converted basis as if converted on the third anniversary of the Effective Date. The Convertible Preferred Stock will also have separate class voting rights with respect to certain activities of the Issuer.

      The affirmative vote of the holders of a majority of the outstanding Convertible Preferred Stock will be required for the Issuer to (or to permit a subsidiary of the Issuer to):

      o declare or pay dividends on a class or series of capital stock other than on the Convertible Preferred Stock);
      o redeem, purchase or otherwise acquire capital stock or other equity securities;
      o issue any securities ranking evenly with, or superior to, the Convertible Preferred Stock with respect to dividend distributions or distributions of assets and rights upon liquidation, winding up or dissolution of the Issuer;
      o authorize, issue or reclassify any equity securities into notes or debt securities containing equity features;
      o merge or consolidate with an entity, or sell more than 25% of the Issuer's assets, if the holders would not receive a consideration equal to the liquidation preference; and
      o     liquidate or dissolve the Issuer.

      The affirmative vote of the holders of not less than 85% of the outstanding Convertible Preferred Stock, voting as a separate class, shall be required for the Issuer or any of its subsidiaries to:

      o become subject to an agreement or instrument that would restrict the Issuer's performance of its obligations under the Certificate of Designations; or
      o enter into or modify agreements with officers, directors, employers or affiliates, or persons or entities related thereto.

      For purposes of liquidation, dissolution or winding up of the Issuer, the Convertible Preferred Stock will rank senior to any other class or series of capital stock of the Issuer, the terms of which are not expressly senior to or partial with the Convertible Preferred Stock.

      Registration Rights

      On the Effective Date of the Plan of Reorganization, the Issuer entered into a Registration Rights Agreement (the "Registration Rights Agreement") with each of the creditors who received issuances of Convertible Preferred Stock pursuant to the Plan of Reorganization. The Registration Rights Agreement provides the holders of the Convertible Preferred Stock with registration rights applicable to their shares of Convertible Preferred Stock and Common Stock (the "Registrable Securities").

      Under the Registration Rights Agreement, and subject to certain restrictions, the holders of not less than 20% of a class of Registrable Securities have the right to request that the Issuer effect the registration of such class of Registrable Securities held by such requesting holders, plus the Registrable Securities of any other holder giving the Issuer a timely request to join in such registration (a "Demand Registration"). Additionally, under the Registration Rights Agreement, and subject to certain restrictions, if the Issuer proposes to register any of its securities (other than pursuant to a Demand Registration), then the Issuer must provide the holders of Registrable Securities with piggyback registration rights to have their Registrable Securities included in such registration, subject to certain limitations.

      This description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an Exhibit to the Issuer's Form 8-K filed on June 27, 2008.

      Managed Accounts

      Attached as Exhibit 2 to this Schedule 13D is a form of the investment advisory agreement (the "Investment Advisory Agreement") Pacificor has generally established with its Managed Account. The Investment Advisory Agreements are entered into in the normal and usual course of the business of Pacificor as an investment advisor and are generally applicable to all securities purchased and held for the benefit of each such Managed Account client.

      Blackport Transaction

      Attached as Exhibit 3 to this Schedule 13D is a letter agreement between Pacificor and Blackport concerning the sale by Blackport to Pacificor of 308,188 Convertible Preferred Shares.

      Item 7. Material to be Filed as Exhibits.

      Exhibit 1. Joint Filing Statement, dated February 2, 2009, among the Reporting Persons, relating to the filing of a joint statement on Schedule 13D.

      Exhibit 2. Form of Pacificor, LLC Investment Advisory Agreement (incorporated by reference to Exhibit 2 of the Reporting Persons' Statement on Schedule 13D filed on July 8, 2008).

      Exhibit 3. Letter Agreement, dated January 23, 2009, among Pacificor LLC and Blackport Capital Fund Ltd.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Date: February 2, 2009



                           Pacificor, LLC

                           By: /s/ Andrew B. Mitchell
                               ------------------------------------------
                           Name: Andrew B. Mitchell
                           Title:  CEO and Chief Investment Officer


                           Pacificor Insurance Fund

                           By: Pacificor LLC, its general partner

                           By: /s/ Andrew B. Mitchell
                               ------------------------------------------
                               Name: Andrew B. Mitchell
                               Title:  CEO and Chief Investment Officer


                           Pacificor Fund LP

                           By: Pacificor LLC, its general partner

                           By: /s/ Andrew B. Mitchell
                               ------------------------------------------
                               Name: Andrew B. Mitchell
                               Title:  CEO and Chief Investment Officer


                           Pacificor Fund II LP

                           By: Pacificor LLC, its general partner

                           By: /s/ Andrew B. Mitchell
                               ------------------------------------------
                               Name: Andrew B. Mitchell
                               Title:  CEO and Chief Investment Officer

                           Pacificor Offshore Fund Ltd.

                           By: Pacificor LLC, its attorney-in-fact

                           By: /s/ Andrew B. Mitchell
                               ------------------------------------------
                               Name: Andrew B. Mitchell
                               Title:  CEO and Chief Investment Officer


                           Andrew B. Mitchell

                           By: /s/ Andrew B. Mitchell
                               ------------------------------------------
                               Name: Andrew B. Mitchell

                              APPENDIX A TO ITEM 2

            INFORMATION CONCERNING OFFICERS AND DIRECTORS OF CERTAIN
                               REPORTING PERSONS

The following table includes: (i) the names of the executive officers of Pacificor and the directors of Pacificor Offshore (each a "Disclosed Party"),
(ii) the titles and principal occupations of each Disclosed Party, (iii) the name, principal business and address of the entity in which such employment is conducted and (iv) the citizenship of each Disclosed Party.

--------------------------------------------------------------------------------------------------------
Name of Disclosed Party     Title and Present Principal       Residence or Business     Citizenship of
                           Occupation of Disclosed Party      Address of Disclosed     Disclosed Party
                                                                      Party
--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------
 Andrew Bryce Mitchell      Chief Executive Officer and          740 State Street            USA
                            Chief Investment Officer of             Suite 202
                                   Pacificor;               Santa Barbara, California
                           Director of Pacificor Offshore             93101
--------------------------------------------------------------------------------------------------------
       David Bree          Director of Pacificor Offshore           dms House                USA
                                                                20 Genesis Close
                                                                  PO Box 31910
                                                                    KY1-1208
                                                                  Grand Cayman,
                                                                 Cayman Islands
--------------------------------------------------------------------------------------------------------
     Aldo Ghislepta        Director of Pacificor Offshore           dms House             Switzerland
                                                                20 Genesis Close
                                                                  PO Box 31910
                                                                    KY1-1208
                                                                  Grand Cayman,
                                                                 Cayman Islands
--------------------------------------------------------------------------------------------------------

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

This Joint Filing Agreement (this "Agreement") is entered into by and among Pacificor, LLC, Pacificor Insurance Fund, Pacificor Offshore Fund Ltd, Pacificor Fund LP, Pacificor Fund II LP, and Andrew B. Mitchell (each a "Reporting Person" and collectively, the "Reporting Persons"). Each Reporting Person hereby agrees that the Schedule 13D to which this Agreement is attached as an exhibit, which is to be filed with the Securities and Exchange Commission, is to be filed on behalf of each such Reporting Person.

This Agreement may be executed in multiple counterparts, each of which shall constitute an original.

IN WITNESS HEREOF, each of the undersigned has executed this Agreement or caused this Agreement to be executed on its behalf this 2nd day of February, 2009.



                               Pacificor, LLC

                               By: /s/ Andrew B. Mitchell
                                   -------------------------------------------
                                   Name: Andrew B. Mitchell
                                   Title:  CEO and Chief Investment Officer


                               Pacificor Insurance Fund

                               By: Pacificor LLC, its general partner

                               By: /s/ Andrew B. Mitchell
                                   -------------------------------------------
                                   Name: Andrew B. Mitchell
                                   Title:  CEO and Chief Investment Officer


                               Pacificor Fund LP

                               By: Pacificor LLC, its general partner

                               By: /s/ Andrew B. Mitchell
                                   -------------------------------------------
                                   Name: Andrew B. Mitchell
                                   Title:  CEO and Chief Investment Officer

                               Pacificor Fund II LP

                               By: Pacificor LLC, its general partner

                               By: /s/ Andrew B. Mitchell
                                   -------------------------------------------
                                   Name: Andrew B. Mitchell
                                   Title:  CEO and Chief Investment Officer


                               Pacificor Offshore Fund Ltd.

                               By: Pacificor LLC, its attorney-in-fact

                               By: /s/ Andrew B. Mitchell
                                   -------------------------------------------
                                   Name: Andrew B. Mitchell
                                   Title:  CEO and Chief Investment Officer


                               Andrew B. Mitchell

                               By: /s/ Andrew B. Mitchell
                                   --------------------------------------
                                   Name: Andrew B. Mitchell

                                   EXHIBIT 3



                                January 23, 2009


Pacificor LLC
740 State Street, Suite 202
Santa Barbara, CA 93101
Attn: Andy Mitchell



Ladies and Gentlemen:

      In connection with the sale by Blackport Capital Fund Ltd. (the "Seller") to Pacificor and its affiliated accounts (the "Buyer" and together with the Seller, the "Parties" and each a "Party") of 308,188 shares convertible preferred stock of Dura Automotive Systems, Inc. (the "Company"), par value $0.01 per share (the "Securities" and such sale, the "Transaction"), the Buyer and Seller are entering into this letter agreement.

      1. The Buyer and the Seller each represent and warrant to each other as follows (i) it is a sophisticated buyer with respect to the Transaction and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the Transaction, (ii) it has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the Transaction, and (iii) has independently and without reliance upon the other Party, and based on such information as it deems appropriate, made its own analysis and decision to enter into the Transaction. Buyer acknowledges that Seller has not given Buyer any investment advice, credit information, or opinion on whether the purchase of the Securities is prudent.

      2. The Buyer and the Seller understand, acknowledge and agree that the other Party may have information regarding the Company that is not known by it and that may be material to a decision to enter into the Transaction (including, but not limited to, information gained by the Buyer as a result of it having a representative on the Board of Directors of Dura Automotive Systems) (any such information, the "Excluded Information"). Neither the Buyer nor the Seller shall have any liability to the other Party, and each Party expressly waives and releases any claims that it might have against the other Party, whether under applicable securities laws, contract, common law or otherwise, in each case with respect to the nondisclosure of the Excluded Information in connection with the Transaction.

      3. This letter agreement shall be governed by and construed in accordance with the laws of the State of New York.

      4. Seller acknowledges that the Buyer is relying on this letter in engaging in the purchase of the stock from the Seller, and would not engage in such purchase in the absence of this letter and the acknowledgements and agreements contained herein.

      Please indicate your acceptance of the foregoing by executing this letter agreement below.

                                 Very truly yours,

                                      Blackport Capital Fund Ltd.

                                      By:  Blackstone Distressed Securities
                                           Advisors L.P., its Investment Manager


                                      By: /s/ George Fan
                                          ------------------------------
                                      Name: George Fan
                                            ----------------------------
                                      Title: Attorney-in-Fact
                                             ---------------------------

AGREED AND ACCEPTED:

Pacificor LLC


By:    /s/ Andy B. Mitchell
       ---------------------------
Name:  Andy B. Mitchell
       ---------------------------
Title: CEO & CIO
       ---------------------------